

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 18, 2009

Mr. Jan E. Dulman
Chief Financial Officer
Global Gold Corporation
45 East Putnam Avenue,
Greenwich, CT 06830

>   **Re: Global Gold Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed April 15, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Filed May 19, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
>   **Filed August 14, 2009**
>   **Response letter dated December 4, 2009**
>   **File No. 002-69494**

Dear Mr. Dulman:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note that you have not complied with prior comment 1, requesting that you submit draft amendments to your annual and interim reports with your reply. As you know, we advised you of numerous reporting deficiencies in our letter dated September 24, 2009. As of the date of this letter, these issues remain unresolved. Given the nature and extent of revisions that are necessary we ask that you remedy all reporting deficiencies without further delay.

Please include an explanatory note at the forepart of each document explaining the reasons for the amendment and identifying the particular pages were revisions are shown and where further details are presented.

Please follow the guidance in Rule 12b-15 of Regulation 12B when filing your amendments, particularly as it pertains to marking the document and including updated certifications from the principal executive and financial officers.

Please eliminate the following ambiguities present in the disclosure that you proposed in response to prior comment 5, concerning your accounting policy for acquisition, exploration and development costs.

- Your reference to acquisition "and related costs" being capitalized should be revised to clarify how the related costs represent acquisition costs.

- Your reference to exploration costs "of properties owned" being charged to operations should be revised to clarify that exploration costs are always charged to expense regardless of the manner by which you may hold your interest in the properties, whether owned or not owned by the company.

If you are unable to show that your accounting is consistent with U.S. GAAP, you should make the necessary corrections to your financial statements and include a note to your financial statements with error correction disclosures.

You will need to discuss the revisions with your auditors and make any arrangements necessary to obtain and file a reissued audit opinion with your amended financial statements.

If you are unable to obtain a reissued audit opinion in a timely manner, you should label the financial statements as unaudited when you file the amendments, and you should amend those filings again to include the audit opinion once it has been obtained and to identify the audited information.

Please ensure that you include all of the property-related disclosure revisions discussed with our engineer on December 17, 2009.

2.   Please comply with your filing requirements under Item 4.02 of Form 8-K and Rule 13a-11 of Regulation 13A.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief